Exhibit #99.3

FOR IMMEDIATE RELEASE

IMRIS REPORTS SOLID SECOND QUARTER 2011 FINANCIAL RESULTS

WINNIPEG, Manitoba, August 9, 2011 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the second quarter 2011.  All figures are reported in US dollars.

2011 Highlights:

•	Q2 revenues increase 14% to $18.9 million

•	Continuing solid order backlog of $97.5 million at June 30, 2011 versus $91.4 million a year earlier

•	MR guided radiation therapy and robotics product development programs continue to advance

•	Growing recognition of IMRIS benefits highlighted at first Global Users Group Meeting

Quarterly seasonal variability continued in the second quarter of 2011 with revenues increasing by 14% to $18.9 million from Q2 2010 and 71% from the first quarter of 2011.  In H1 2011, revenues were $29.9 million compared with $28.7 million in H1 2010. Planned increases in 2011 operating expenses for the Company’s focused product development efforts together with increases to support growth in the business contributed to a net loss of $2.9 million in the second quarter and $7.5 million in the first half of 2011 compared with net losses of $1.4 million and $3.5 million  during the same periods respectively in 2010.

“Financial performance for the first half of the year was in line with our operating budgets and we are pleased that we are executing according to plan,” said David Graves, IMRIS CEO. “Orders in Q2 have underperformed our expectations but we believe the second half of the year will result in enhanced booking activity that will once again make up for this lag in Q2.”

Financial Highlights:

($ 000’s except per share amounts)	3 months ended June 30	6 months ended June 30
(unaudited)	2011	2010	Change	2011	2010	Change
Sales	18,881	16,633	14%	29,938	28,690	4%
Gross profit	6,321	6,515	(3)%	10,774	11,401	(6)%
Gross profit as % of sales	33.5%	39.2%	n/m	1	36.0%	39.7%	n/m
Operating expenses	9,413	8,170	15%	18,881	14,867	27%
EBITDA2	(2,221)	(791)	(181)%	(6,382)	(1,785)	(258)%
Operating loss before:	(3,092)	(1,655)	(87)%	(8,107)	(3,466)	(134)%
Foreign exchange gain	210	142	48%	615	14	n/m
Interest income	9	6	50%	31	10	210%
Net loss	(2,873)	(1,423)	(101)%	(7,461)	(3,480)	(114)%
Basic and diluted loss per share	(0.06)	(0.04)	(50)%	(0.17)	(0.11)	(55)%
Cash, cash equivalents & accounts receivable	59,582	23,884	150%	59,582	23,884	150%
Total assets	103,489	57,638	80%	103,489	57,638	80%

1 Not measurable/meaningful.
2 We define EBITDA as earning before financing interest income (expense), foreign exchange gain (loss), embedded derivatives, income taxes, and amortization.

Second Quarter and Six Month Results

Revenues

Revenues in the second quarter of 2011 were $18.9 million and $29.9 million in the first half of the year, representing increases of 14% and 4% respectively from the same periods in 2010.  The increases from 2010 are due to higher priced products together and increased installation activities in 2011. Service contracts also contributed to the year over year increases, adding $0.8 million in the second quarter and $1.4 million in the first half of 2011, compared with $0.4 million in Q2 2010 and $0.9 million in H1 2010.

The Company’s continues to expand its operations around the world in support of long term growth. The result of this global strategy contributed to revenues from outside North America expanding to represent 51% of total revenues in the first half of the year, versus 31% a year earlier.

Gross Profit

Gross profit was $6.3 million in the second quarter and $10.8 million in the first half of 2011, marginally lower than during the same periods in 2010.  As expected, gross profit as a percentage of revenues decreased in the second quarter to 33.5%, due to the early installations of IMRIS’s newer products.  As these products become more established in the market, gross profit as a percentage of revenues is expected to increase into the mid 40% range.

Operating Expenses

Through the second quarter, IMRIS continued to advance its MR guided radiation therapy and MR guided surgical robotics programs, both representing substantial new market opportunities.  Other development initiatives designed to further deepen and strengthen IMRIS’s product portfolio also moved forward. These activities increased research and development expenditures to $2.0 million in the second quarter of 2011 compared with $1.4 million in Q2 2010.  Year to date June 30, 2011, research and development increased to $4.3 million from $2.7 million in 2010. These higher expenses together with general increases primarily related to staffing to support growth, contributed to total operating expenses in the second quarter of $9.4 million versus $8.2 million in Q2 2010.  In the first half of 2011 total operating expenses were $18.9 million compared with $14.9 million in H1 2010.

EBITDA and Operating Loss

EBITDA in the second quarter of 2011 was negative $2.2 million compared with negative $0.8 million in the second quarter of 2010. In the first half of 2011, EBITDA was negative $6.4 million compared with negative $1.8 million in H1 2010. Operating loss was $3.1 million in the second quarter of 2011 and $8.1 million in the first half of 2011 compared with losses of $1.7 million and $3.5 million during the respective periods in 2010.   The year over year decreases in EBITDA and operating loss are primarily reflect higher investment in operating expenses for growth.

Net Loss

Net loss for the second quarter of 2011 was $2.9 million and $7.5 million in the first half of the year.  This compares with a net loss of $1.4 million in Q2 2010 and $3.5 million in the first half of 2010.  The increases in net loss in 2011 reflect the year over year increase in operating loss, partly offset by higher foreign exchange gains in 2011 at $0.2 million in the second quarter and $0.6 through the first six months of the year.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2011 totaled $45.8 million.  In addition the Company had accounts receivable of $13.8 million, the majority of which are expected to be collected within the next 60 days.  These funds together with ongoing operating cash flow will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

At June 30, 2011, IMRIS’s backlog was $97.5 million, 7% higher than a year earlier.  During the second quarter of 2011, $18.9 million of backlog was converted into revenues, $0.4 million in upgrade orders were received and the change in the US dollar versus the foreign currencies of the orders in backlog, resulted in a $0.8 million increase in the value of the backlog. Total backlog at June 30, 2011 was comprised of $65.3 million of system orders and $32.1 million in service contracts.

Other Developments

First IMRIS Global Users Group Meeting Held in St. Louis, Missouri – In June, the first IMRIS system users group meeting was held in St. Louis, Missouri.  The event, which was organized by IMRIS and Barnes-Jewish Hospital, saw more than 40 neurosurgeons and specialists from around the world come together to discuss intraoperative MR imaging and utilization of the IMRIS system to aid in surgical decision making. With more than 5,700 procedures now completed around the world using the IMRIS system, discussions focused on implementation of the system into surgical workflow, benefits of intraoperative MR imaging to neurosurgical procedures and the future opportunities to extend the capabilities of IMRIS systems to additional applications.

Health Canada Approves AccuTrackTM – IMRIS’s new 3D image guidance tool for neurosurgery — AccuTrackTM, received a medical device license from Health Canada in July 2011.  The software-enabled capability is a significant new enhancement to IMRIS’s image guided therapy suites.  AccuTrackTM is designed to aid surgeons in critical decision making by providing brain shift corrected images that are automatically registered to patient anatomy for improved targeting during neurosurgeries.  AccuTrackTM has CE Mark approval in Europe and is FDA 510(k) Pending in the United States.

2011 Outlook

The Company continues to anticipate strengthening of its bookings performance in the second half of 2011.  A number of factors are expected to contribute to this forecast including an improved capital spending environment in the healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as the Company’s investments in other territories gain traction.   While an improving capital spending environment in the US healthcare sector continues to be generally expected, should the economic uncertainty experienced in the last number of days in the US persist for an extended period of time, this may negatively impact on capital spending levels by hospitals.

The Company has an internal goal of achieving a “book to bill” ratio of 1.5 for the 2011 – 2012 timeframe.  Book to bill is defined as the ratio of system orders backlog at the end of a 12 month period divided by the revenues earned in those previous 12 months.  This level of performance has been established as a goal, recognizing that with the quarterly variability inherent in order flow and customer installations, actual book to bill results in certain periods within the two year time frame may be significantly above or below this goal.

3 See “Non-GAAP Financial Measures” in the Company’s Q2 2011 MD&A for further information on backlog.

Based on currently known installation schedules, revenue performance in 2011 is expected to reflect system order backlog conversion into revenues at rates comparable to the 79% achieved in 2010.  Consistent with prior years, and the trend in the first half of 2011, quarterly performance is expected to be variable with higher order flow, revenue, and financial performance in the back half of the year.

Gross profit as a percentage of sales will be lower than in 2010 as the early installations of the Company’s newer products continue to be rolled out.  As these products become more established in the market, the Company’s overall gross profit as a percentage of revenues is expected to increase into the mid 40% range.

Operating expenses are expected to increase over 2010 levels in support of the Company’s priorities for the year. Higher year over year quarterly research and development expenditures are planned for full year 2011 and are expected to be at levels similar to actual research and development expenditures incurred in the first half of 2011.  Spending in this area will primarily be used to advance development of the MR guided radiation therapy and MR guided surgical robotics products.  Limited increases are anticipated in other operational areas and amortization expense will increase modestly.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 ET today, Tuesday August 9, 2011.  Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors.  To participate in the teleconference, please call 416-644-3414 or 1-800-814-4859.  To access the live audio webcast, please visit IMRIS’s website at www.imris.com.  A taped rebroadcast will be available to listeners following the call until midnight (ET) on August 16, 2011.   To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4456719#.  The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com